Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended September 30, 2023 and 2022

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income (Loss)

(Unaudited) (Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2023	2022	2023	2022
Revenue	3(a)(c)	$53,992	$51,739	$113,998	$115,331
Cost of mine operations
Production costs		21,268	25,398	45,566	51,542
Depreciation and amortization		6,515	7,354	14,178	14,912
Mineral resource taxes		1,597	1,308	2,963	2,848
Government fees and other taxes	4	751	556	1,408	1,340
General and administrative	5	2,918	2,762	5,639	5,426
		33,049	37,378	69,754	76,068
Income from mine operations		20,943	14,361	44,244	39,263

Corporate general and administrative	5	3,810	3,476	7,460	7,033
Property evaluation and business development		114	71	223	203
Foreign exchange (gain) loss		(1,314)	(4,340)	913	(5,996)
Loss (gain) on investments	9	603	1,596	(483)	4,267
Share of loss in associates	10	705	771	1,345	1,499
Dilution gain on investment in associate	10	(733)	-	(733)	-
Loss on disposal of plant and equipment	12	35	51	30	320
Impairment of mineral rights and properties	13	-	20,211	-	20,211
Other expense (income)		763	(61)	529	(231)
Income (loss) from operations		16,960	(7,414)	34,960	11,957

Finance income	6	1,742	1,096	3,236	2,418
Finance costs	6	(54)	(73)	(114)	(595)
		18,648	(6,391)	38,082	13,780

Income tax expense	7	3,878	3,811	10,099	9,898
Net income (loss)		$14,770	$(10,202)	$27,983	$3,882

Attributable to:
Equity holders of the Company		$11,050	$(1,712)	$20,267	$8,457
Non-controlling interests	18	3,720	(8,490)	7,716	(4,575)
		$14,770	$(10,202)	$27,983	$3,882
Earnings per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.06	$(0.01)	$0.11	$0.05
Diluted earnings (loss) per share		$0.06	$(0.01)	$0.11	$0.05
Weighted Average Number of Shares Outstanding - Basic		176,844,107	176,693,226	176,885,599	177,007,901
Weighted Average Number of Shares Outstanding - Diluted		179,750,876	179,245,850	179,792,368	179,375,066

Approved on behalf of the Board:

(Signed) Ken Robertson
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2023	2022	2023	2022

Net income (loss)		$14,770	$(10,202)	$27,983	$3,882
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(5,969)	(34,664)	(24,386)	(63,510)
Share of other comprehensive loss in associate	10	(58)	(606)	(3)	(1,004)
Reclassification to net income upon ownership dilution of investment in associate		(34)	-	(34)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	6	(288)	(108)	(1,239)
Other comprehensive loss, net of taxes		$(6,055)	$(35,558)	$(24,531)	$(65,753)
Attributable to:
Equity holders of the Company		$(5,571)	$(30,700)	$(20,071)	$(56,159)
Non-controlling interests	18	(484)	(4,858)	(4,460)	(9,594)
		$(6,055)	$(35,558)	$(24,531)	$(65,753)
Total comprehensive income (loss)		$8,715	$(45,760)	$3,452	$(61,871)

Attributable to:
Equity holders of the Company		$5,479	$(32,412)	$196	$(47,702)
Non-controlling interests		3,236	(13,348)	3,256	(14,169)
		$8,715	$(45,760)	$3,452	$(61,871)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2023	2023
ASSETS
Current Assets
Cash and cash equivalents	21	$119,098	$145,692
Short-term investments	8	69,993	57,631
Trade and other receivables		1,643	1,806
Inventories		7,949	8,343
Due from related parties	19	260	88
Income tax receivable		40	582
Prepaids and deposits		5,275	4,906
		204,258	219,048
Non-current Assets
Long-term prepaids and deposits		1,322	871
Reclamation deposits		6,373	6,981
Other investments	9	36,613	15,540
Investment in associates	10	55,088	50,695
Investment properties	11	479	-
Plant and equipment	12	76,511	80,059
Mineral rights and properties	13	299,416	303,426
Deferred income tax assets		362	179
TOTAL ASSETS		$680,422	$676,799

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$44,877	$36,737
Current portion of lease obligation	14	273	269
Deposits received		3,851	4,090
Income tax payable		927	144
		49,928	41,240
Non-current Liabilities
Long-term portion of lease obligation	14	183	314
Deferred income tax liabilities		47,818	48,096
Environmental rehabilitation	15	6,507	7,318
Total Liabilities		104,436	96,968
Equity
Share capital		256,113	255,684
Equity reserves		(14,851)	3,484
Retained earnings		247,938	229,885
Total equity attributable to the equity holders of the Company		489,200	489,053
Non-controlling interests	18	86,786	90,778
Total Equity		575,986	579,831
TOTAL LIABILITIES AND EQUITY		$680,422	$676,799

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2023	2022	2023	2022
Cash provided by Operating activities
Net income (loss)		$14,770	$(10,202)	$27,983	$3,882
Add (deduct) items not affecting cash:
Finance costs	6	54	73	114	595
Income tax expense	7	3,878	3,811	10,099	9,898
Depreciation, amortization and depletion		6,927	7,797	15,015	15,822
Loss (gain) on investments	9	603	1,596	(483)	4,267
Share of loss in associates	10	705	771	1,345	1,499
Dilution gain on investment in associate	10	(733)	-	(733)	-
Impairment of mineral rights and properties	13	-	20,211	-	20,211
Loss on disposal of plant and equipment		35	51	30	320
Share-based compensation	16(b)	1,366	1,120	2,737	2,292
Reclamation expenditures		(214)	(7)	(261)	(15)
Income taxes paid		(1,784)	(4,348)	(6,317)	(6,645)
Interest paid	6	(6)	(12)	(13)	(26)
Changes in non-cash operating working capital	21	3,243	(6,797)	8,209	2,140
Net cash provided by operating activities		28,844	14,064	57,725	54,240

Investing activities
Plant and equipment
Additions		(3,343)	(4,539)	(6,557)	(6,706)
Proceeds on disposals		348	-	472	-
Mineral rights and properties
Capital expenditures		(12,086)	(6,852)	(23,971)	(22,770)
Reclamation deposits
Paid		(14)	(14)	(29)	(30)
Refund		33	-	33	-
Other investments
Acquisition	9	(18,465)	-	(22,059)	(1,770)
Proceeds on disposals	9	770	-	840	504
Investment in associates	10	(4,982)	(187)	(4,982)	(757)
Short-term investment
Purchase		(20,912)	(18,277)	(29,464)	(80,284)
Redemption		7,587	47,067	13,537	138,011
Principal received on lease receivable	14	-	54	-	109
Net cash used in investing activities		(51,064)	17,252	(72,180)	26,307

Financing activities
Principal payments on lease obligation	14	(65)	(169)	(129)	(337)
Cash dividends distributed	16(e)	-	-	(2,214)	(2,216)
Non-controlling interests
Distribution	18	-	(3,629)	(7,248)	(7,256)
Common shares repurchased as part of normal course issuer bid		(572)	(1,197)	(572)	(2,078)
Net cash used in financing activities		(637)	(4,995)	(10,163)	(11,887)
Effect of exchange rate changes on cash and cash equivalents		(1,323)	(10,212)	(1,976)	(15,592)
Increase (decrease) in cash and cash equivalents		(24,180)	16,109	(26,594)	53,068
Cash and cash equivalents, beginning of the period		143,278	150,261	145,692	113,302
Cash and cash equivalents, end of the period		$119,098	$166,370	$119,098	$166,370
Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		214,375	1,094	(1,094)	-	-	-	-	-	-
Share-based compensation		-	-	2,292	-	-	-	2,292	-	2,292
Dividends declared		-	-	-	-	-	(2,216)	(2,216)	-	(2,216)
Common shares repurchased as part of normal course issuer bid		(838,237)	(2,078)	-	-	-		(2,078)		(2,078)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(7,256)	(7,256)
Comprehensive income		-	-	-	-	(56,159)	8,457	(47,702)	(14,169)	(61,871)
Balance, September 30, 2022		176,481,937	$254,460	$20,567	$25,834	$(58,112)	$219,943	$462,692	$86,293	$548,985
Restricted share units vested		289,328	1,224	(1,224)	-	-	-	-	-	-
Share-based compensation		-	-	1,550	-	-	-	1,550	-	1,550
Dividends declared		-	-	-	-	-	(2,209)	(2,209)	-	(2,209)
Distribution to non-controlling interests		-	-	-		-	-	-	(3,624)	(3,624)
Comprehensive income		-	-	-	-	14,869	12,151	27,020	8,109	35,129
Balance, March 31, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		245,278	1,001	(1,001)	-	-	-	-	-	-
Share-based compensation	16(b)	-	-	2,737	-	-	-	2,737	-	2,737
Dividends declared	16(e)	-	-	-	-	-	(2,214)	(2,214)	-	(2,214)
Common shares repurchased as part of normal course issuer bid	16(f)	(196,554)	(572)	-	-	-	-	(572)	-	(572)
Distribution to non-controlling interests	18	-	-	-	-	-	-	-	(7,248)	(7,248)
Comprehensive income (loss)		-	-	-	-	(20,071)	20,267	196	3,256	3,452
Balance, September 30, 2023		176,819,989	$256,113	$22,629	$25,834	$(63,314)	$247,938	$489,200	$86,786	$575,986

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2023. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2023 with the exception of the mandatory adoption of certain amendments noted below.

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors of the Company dated November 8, 2023.

(b)	New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	September 30, 2023	March 31, 2023	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping

(i) British Virgin Islands (“BVI”)

(d)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2023.

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Huawei	Ying Mining District
Guangdong	Guandong Found	GC
Other	Yunxiang, Xinbaoyuan, and Infini Resources S.A de C.V	BYP, Kuanping, La Yesca
Adminstravtive
Vancouver	Silvercorp Metals Inc and holding companies
Bejing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results is as follows:

Three months ended September 30, 2023
	Mining			Administrative
Statement of operations:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$49,839	$4,153	$-	$-	$-	$53,992
Costs of mine operations	(28,023)	(4,902)	(124)	-	-	(33,049)
Income (loss) from mine operations	21,816	(749)	(124)	-	-	20,943

Operating (expenses) income	(853)	38	24	(513)	(2,679)	(3,983)
Impairment of mineral rights and properties	-	-	-	-	-	-
Finance items	583	126	(7)	45	941	1,688
Income tax expenses	(4,015)	139	-	-	(2)	(3,878)
Net income (loss)	$17,531	$(446)	$(107)	$ (468)	$(1,740)	$14,770

Attributed to:
Equity holders of the Company	13,760	(441)	(67)	(468)	(1,734)	11,050
Non-controlling interests	3,771	(5)	(40)	-	(6)	3,720
Net income (loss)	$17,531	$(446)	$(107)	$(468)	$(1,740)	$14,770

Three months ended September 30, 2023
	Mining			Administrative
Statement of operations:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$43,959	$7,780	$-	$-	$-	$51,739
Costs of mine operations	(31,033)	(6,239)	(106)	-	-	(37,378)
Income (loss) from mine operations	12,926	1,541	(106)	-	-	14,361

Operating expenses	(24)	15	(108)	(483)	(964)	(1,564)
Impairment of mineral rights and properties	-	-	(20,211)	-	-	(20,211)
Finance items	614	140	(8)	65	212	1,023
Income tax expenses	(2,523)	(211)	171	-	(1,248)	(3,811)
Net income (loss)	$10,993	$1,485	$(20,262)	$(418)	$(2,000)	$(10,202)

Attributed to:
Equity holders of the Company	8,613	1,471	(9,685)	(418)	(1,693)	(1,712)
Non-controlling interests	2,380	14	(10,577)	-	(307)	(8,490)
Net income (loss)	$10,993	$1,485	$(20,262)	$(418)	$(2,000)	$(10,202)

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2023

	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$100,415	$13,583	$-	$-	$-	$113,998
Costs of mine operations	(56,884)	(12,659)	(211)	-	-	(69,754)
Income (loss) from mine operations	43,531	924	(211)	-	-	44,244

Operating expenses	(707)	114	(81)	(1,012)	(7,598)	(9,284)
Finance items, net	1,164	260	(14)	85	1,627	3,122
Income tax expenses	(7,773)	171	-	-	(2,497)	(10,099)
Net income (loss)	$36,215	$1,469	$(306)	$(927)	$(8,468)	$27,983

Attributable to:
Equity holders of the Company	28,398	1,455	(197)	(927)	(8,462)	20,267
Non-controlling interests	7,817	14	(109)	-	(6)	7,716
Net income (loss)	$36,215	$1,469	$(306)	$(927)	$(8,468)	$27,983

Six months ended September 30, 2022

	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$96,921	$18,410	$-	$-	$-	$115,331
Costs of mine operations	(62,581)	(13,251)	(236)	-	-	(76,068)
Income (loss) from mine operations	34,340	5,159	(236)	-	-	39,263

Operating expenses	16	(145)	(207)	(904)	(5,855)	(7,095)
Impairment of mineral rights and properties	-	-	(20,211)	-	-	(20,211)
Finance items, net	1,561	271	(15)	150	(144)	1,823
Income tax expenses	(6,741)	(664)	62	-	(2,555)	(9,898)
Net income (loss)	$29,176	$4,621	$(20,607)	$(754)	$(8,554)	$3,882

Attributable to:
Equity holders of the Company	22,793	4,576	(9,918)	(754)	(8,240)	8,457
Non-controlling interests	6,383	45	(10,689)	-	(314)	(4,575)
Net income (loss)	$29,176	$4,621	$(20,607)	$(754)	$(8,554)	$3,882

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

September 30, 2023

	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$105,204	$18,588	$1,041	$7,128	$72,297	$204,258
Plant and equipment	58,343	13,882	2,992	543	751	76,511
Mineral rights and properties	248,378	31,893	19,145	-	-	299,416
Investment in associates	-	-	-	-	55,088	55,088
Other investments	62	-	-	-	36,551	36,613
Reclamation deposits	3,221	3,145	-	-	7	6,373
Long-term prepaids and deposits	756	165	90	-	311	1,322
Investment properties	479	-	-	-	-	479
Deferred income tax assets	-	362	-	-	-	362
Total assets	$416,443	$68,035	$23,268	$7,671	$165,005	$680,422

Current liabilities	$37,922	$4,544	$373	$235	$6,854	$49,928
Long-term portion of lease obligation	-	-	$-	-	183	183
Deferred income tax liabilities	46,848	-	$970	-	-	47,818
Environmental rehabilitation	4,239	1,354	$914	-	-	6,507
Total liabilities	$89,009	$5,898	$2,257	$235	$7,037	$104,436

March 31, 2023

	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$112,936	$20,605	$1,149	$7,608	$76,750	$219,048
Plant and equipment	59,854	15,289	3,314	644	958	80,059
Mineral rights and properties	251,150	32,070	20,206	-	-	303,426
Investment in associates	-	-	-	-	50,695	50,695
Other investments	65	-	-	-	15,475	15,540
Reclamation deposits	3,626	3,348	-	-	7	6,981
Long-term prepaids and deposits	686	89	96	-	-	871
Deferred income tax assets	-	179	-	-	-	179
Total assets	$428,317	$71,580	$24,765	$8,252	$143,885	$676,799

Current liabilities	$33,102	$5,509	$433	$226	$1,970	$41,240
Long-term portion of lease obligation	-	-	-	-	314	314
Deferred income tax liabilities	47,065	-	1,031	-	-	48,096
Environmental rehabilitation	4,883	1,477	958	-	-	7,318
Total liabilities	$85,050	$6,986	$2,422	$226	$2,284	$96,968

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Revenue by metal

Revenue generated for the three and six months ended September 30, 2023 and 2022 were all earned in China and were comprised of:

	Three months ended September 30, 2023
	Henan Luoning	Guangdong	Total
Gold	$4,565	$-	$4,565
Silver	29,990	1,163	31,153
Lead	12,358	769	13,127
Zinc	1,736	1,879	3,615
Other	1,190	342	1,532
	$49,839	$4,153	$53,992

	Three months ended September 30, 2022
	Henan Luoning	Guangdong	Total
Gold	$1,579	$-	$1,579
Silver	26,064	1,651	27,715
Lead	13,294	1,406	14,700
Zinc	2,128	4,290	6,418
Other	894	433	1,327
	$43,959	$7,780	$51,739

	Six months ended September 30, 2023
	Henan Luoning	Guangdong	Total
Gold	$7,080	$-	$7,080
Silver	62,351	3,954	66,305
Lead	25,004	2,718	27,722
Zinc	3,527	5,747	9,274
Other	2,453	1,164	3,617
	$100,415	$13,583	$113,998

	Six months ended September 30, 2022
	Henan Luoning	Guangdong	Total
Gold	$3,332	$-	3,332
Silver	58,390	3,774	62,164
Lead	28,329	3,486	31,815
Zinc	4,667	10,253	14,920
Other	2,203	897	3,100
	$96,921	$18,410	$115,331

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

Revenue from major customers is summarized as follows:

	Six months ended September 30, 2023
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$25,218	$2,268	$27,486	24%
Customer B	24,575	-	24,575	22%
Customer C	14,671	1,156	15,827	14%
Customer D	21,533	-	21,533	19%
Customer E	9,056	1,807	10,863	10%
	$95,053	$5,231	$100,284	89%

	Six months ended September 30, 2022
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$10,511	$-	$10,511	9%
Customer B	18,185	-	18,185	16%
Customer C	26,079	19	26,098	23%
Customer D	23,816	-	23,816	21%
Customer E	9,605	1,009	10,614	9%
	$88,196	$1,028	$89,224	78%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Government fees	$13	$25	$29	$36
Other taxes	738	531	1,379	1,304
	$751	$556	$1,408	$1,340

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30, 2023			Three months ended September 30, 2022
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$148	$264	$412	$142	$301	$443
Office and administrative expenses	516	840	1,356	460	767	1,227
Professional fees	239	124	363	55	111	166
Salaries and benefits	1,541	1,690	3,231	1,699	1,583	3,282
Share-based compensation	1,366	-	1,366	1,120	-	1,120
	$3,810	$2,918	$6,728	$3,476	$2,762	$6,238

	Six months ended September 30, 2023			Six months ended September 30, 2022
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$296	$541	$837	$291	$618	$909
Office and administrative expenses	1,057	1,548	2,605	815	1,386	2,201
Professional fees	414	227	641	363	233	596
Salaries and benefits	2,956	3,323	6,279	3,272	3,189	6,461
Share-based compensation	2,737	-	2,737	2,292	-	2,292
	$7,460	$5,639	$13,099	$7,033	$5,426	$12,459

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2023	2022	2023	2022
Interest income	$1,742	$1,096	$3,236	$2,418

	Three months ended September 30,		Six months ended September 30,
Finance costs	2023	2022	2023	2022
Interest on lease obligation	$6	12	$13	$26
Impairment charges for expected credit loss against bond investments (Note 8)	-	-	-	445
Unwinding of discount of environmental rehabilitation provision (Note 15)	48	61	101	124
	$54	$73	$114	$595

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2023	2022	2023	2022
Current	$2,485	$2,422	$7,368	$6,411
Deferred	1,393	1,389	2,731	3,487
	$3,878	$3,811	$10,099	$9,898

8.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	Carraying Value	Interest rates	Maturity
As at September 30, 2023
Bonds	$2,772	5.50% - 13.00%	June 9, 2024 - January 16, 2025
Money market instruments	67,221
	$69,993

As at September 30, 2023
Bonds	$3,802	5.50% - 13.00%	January 25, 2023 - January 16, 2025
Money market instruments	53,829
	$57,631

9.	OTHER INVESTMENTS

	September 30, 2023	March 31, 2023
Equity investments designated as FVTOCI
Public companies	$804	$918
Private companies	61	65
	865	983
Equity investments designated as FVTPL
Public companies	32,584	11,396
Private companies	3,164	3,161
	35,748	14,557
Total	$36,613	$15,540

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments in equity instruments that are held for trading are classified as FVTPL. For other investments in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,312)	(1,312)	-
Loss on equity investments designated as FVTPL	(2,318)	-	(2,318)
Acquisition	3,702	-	-
Disposal	(1,035)	-	-
Impact of foreign currency translation	(1,265)	-	-
March 31, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(108)	(108)	-
Gain on equity investments designated as FVTPL	483	-	483
Acquisition	22,059	-	-
Disposal	(840)	-	-
Impact of foreign currency translation	(521)	-	-
September 30, 2023	$36,613	$(25,756)	$1,868

On August 6, 2023, the Company and OreCorp Limited(ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby the Company will acquire all fully-paid ordinary shares of OreCorp not held by the Company or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporation Act 2001(Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, 0.15 Australian dollar (“A$”) in cash and 0.0967 of a Silvercorp common share.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company holds approximately 15% of the total outstanding ordinary shares of OreCorp. The investment in OreCorp is designated as FVTPL.

The OreCorp Board has unanimously approved the transaction and has recommended that all OreCorp shareholders vote in favour of the Scheme at the meeting of the shareholders of OreCorp (the “Scheme Meeting”), in the absence of a Superior Proposal and subject to the independent expert appointed by OreCorp (the “Independent Expert”) concluding (and continuing to conclude) that the Scheme is in the best interests of OreCorp shareholders.

The Scheme is subject to customary closing conditions for a transaction of this nature, including but not limited to:

●	OreCorp shareholders approving the Scheme at the Scheme Meeting, currently set for early December 2023;

●	Approval of the Federal Court of Australia;

●	The Independent Expert issuing an Independent Expert’s Report which concludes (and continues

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

to conclude) that the Scheme is in the best interests of OreCorp shareholders;

●	Tanzanian Fair Competition Commission (“FCC”) and any other applicable approvals;

●	OreCorp performance rights and OreCorp options being dealt with such that none will remain in existence on completion of the Scheme;

●	No material adverse change and no prescribed occurrence in relation to either Silvercorp or OreCorp;

●	Approval for quotation on TSX and NYSE of the Silvercorp common shares to be issued to OreCorp shareholders as the scrip component of the consideration; and

●	Other customary conditions.

Under the Agreement, Silvercorp has agreed to use reasonable endeavours to apply for admission of Silvercorp to the official list of Australian Securities Exchange (the “ASX”) and the Company has submitted an application to the ASX for preliminary suitability review. If ASX has provided Silvercorp with conditional approval for admission to the official list of ASX by the business day before the date of the second court hearing, OreCorp shareholders (other than ineligible shareholders) may elect to receive the scrip component of the consideration in the form of CHESS Depositary Interests (which may be traded on ASX) instead of in the form of Silvercorp common shares. If conditional approval is not provided by ASX by the business day before the date of the second court hearing, all OreCorp shareholders (other than ineligible shareholders) would receive the scrip component of the consideration in the form of Silvercorp shares, tradable on the TSX and NYSE American.

The Agreement also contains customary deal protection mechanisms, including no talk and no due diligence provisions, (subject to a fiduciary out exception) and no shop, as well as notification and matching rights for Silvercorp in the event of a competing proposal. The transaction may incur a capital gains tax payable under Tanzanian legislation. A break fee of approximately A$2.8 million shall be payable by OreCorp to Silvercorp if the Agreement is terminated as a result of certain specified circumstances.

The first court hearing by the Federal Court of Australia was held on November 2, 2023, and the Federal Court of Australia made orders:

●	Directing OreCorp to convene a meeting of OreCorp shareholders (other than Silvercorp and its associates) to consider and vote on the Scheme (Scheme Meeting); and
●	Approving the despatch of an explanatory statement providing information about the Scheme together with the notice of the Scheme Meeting (together, the Scheme Booklet) to OreCorp shareholders (other than Silvercorp and its associates).

The Scheme Booklet, including the notice of the Scheme Meeting as well as an Independent Expert’s Report and an Independent Expert’s Report and Independent Limited Assurance Report, was despatched to OreCorp shareholders on November 8, 2023, following the registration of the Scheme Booklet with the Australian Securities and Investments Commission.

On November 6, 2023, OreCorp received a Merger Clearance Certificate (dated November 3, 2023) from FCC with an approval of the proposed acquisition by the Company of all fully-paid ordinary shares of OreCorp not held by Silvercorp.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG to acquire an additional 2,541,890 common shares of NUAG for a cost of approximately $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $0.7 million was recorded on the unaudited condensed consolidated interim statements of income.

As at September 30, 2023, the Company owned 46,893,506 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Dilution Gain		733
Share of net loss		(1,111)
Share of other comprehensive loss		(3)
Foreign exchange impact		15
Balance, September 30, 2023	46,893,506	$47,869	$81,162

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

As at September 30, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.3% (March 31, 2023 – 29.3%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The table below summarizes the investment in TIN common shares and its market value as at the respective reporting dates.

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777
Share of net loss		(234)
Foreign exchange impact		11
Balance, September 30, 2023	19,514,285	$7,219	$6,206

11.	INVESTMENT PROPERTIES

Investment properties consist of:

Cost	Total
Balance, March 31, 2023	$-
Additions	289
Transfer from property, plant, and equipment	842
Impact of foreign currency translation	(27)
Balance, September 30, 2023	$1,104

Accumulated depreciation and amortization
Balance, March 31, 2023	$-
Depreciation and amortization	(18)
Transfer from property, plant, and equipment	(622)
Impact of foreign currency translation	15
Balance, September 30, 2023	$(625)

Carrying amounts
Balance, March 31, 2023	$-
Balance, September 30, 2023	$479

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the near neighborhoods was approximately $2.8 million as at September 30,2023.

During the three and six months ended September 30, 2023, the Company recorded rental income of $0.03 million and $0.06 million, which was included in other income on the unaudited condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and

for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	499	1,169	3,097	879	9,925	15,569
Disposals	(985)	(511)	(1,085)	(494)	-	(3,075)
Reclassification of asset groups	4,400	33	655	-	(5,088)	-
Impact of foreign currency translation	(9,040)	(821)	(2,672)	(636)	(212)	(13,381)
Balance as at March 31, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	48	208	400	210	5,046	5,912
Disposals	(1,048)	(119)	(481)	(238)	-	(1,886)
Reclassification of asset groups	1,466	18	308	-	(1,792)	-
Impact of foreign currency translation	(6,506)	(580)	(2,045)	(471)	(501)	(10,103)
Ending balance as at September 30, 2023	$106,081	$10,406	$32,556	$7,563	$9,981	$166,587

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	733	500	767	407	-	2,407
Depreciation and amortization	(4,373)	(940)	(2,162)	(660)	-	(8,135)
Impact of foreign currency translation	4,443	530	1,847	436	-	7,256
Balance as at March 31, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$-	$(92,605)
Disposals	770	107	142	144	-	1,163
Depreciation and amortization	(2,194)	(437)	(1,110)	(310)	-	(4,051)
Impact of foreign currency translation	3,309	375	1,407	326	-	5,417
Ending balance as at September 30, 2023	$(54,896)	$(7,097)	$(22,774)	$(5,309)	$-	$(90,076)

Carrying amounts
Balance as at March 31, 2023	$55,340	$3,737	$11,161	$2,593	$7,228	$80,059
Ending balance as at September 30, 2023	$51,185	$3,309	$9,782	$2,254	$9,981	$76,511

Carrying amounts as at September 30, 2023	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$38,110	$9,788	$2,252	$1,035	$51,185
Office equipment	2,644	395	56	214	3,309
Machinery	6,406	3,240	136	-	9,782
Motor vehicles	1,834	306	69	45	2,254
Construction in progress	9,349	153	479	-	9,981
Total	$58,343	$13,882	$2,992	$1,294	$76,511

Carrying amounts as at March 31, 2023	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$41,155	$10,403	$2,490	$1,292	$55,340
Office equipment	2,991	440	63	243	3,737
Machinery	7,433	3,568	160	-	11,161
Motor vehicles	2,067	367	92	67	2,593
Construction in progress	6,208	511	509	-	7,228
Total	$59,854	$15,289	$3,314	$1,602	$80,059

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	Kuanping	La Yesca	Total
Balance as at April 1, 2022	$397,335	$65,092	$124,906	$13,380	$19,335	$620,048
Capitalized expenditures	35,632	-	4,839	907	876	42,254
Environmental rehabilitation	(224)	(36)	12	-	-	(248)
Foreign currency translation impact	(30,731)	(1,192)	(9,639)	(1,034)	-	(42,596)
Balance as at March 31, 2023	$402,012	$63,864	$120,118	$13,253	$20,211	$619,458
Capitalized expenditures	22,080	-	2,855	127	-	25,062
Foreign currency translation impact	(24,158)	(834)	(7,061)	(785)	-	(32,838)
Balance as at September 30, 2023	$399,934	$63,030	$115,912	$12,595	$20,211	$611,682

Impairment and accumulated depletion
Balance as at April 1, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$(293,600)
Impairment	-	-	-		(20,211)	(20,211)
Depletion	(18,689)	-	(2,398)	-	-	(21,087)
Foreign currency translation impact	11,091	610	7,165	-	-	18,866
Balance as at March 31, 2023	$(150,862)	$(56,911)	$(88,048)	$-	$(20,211)	$(316,032)
Depletion	(9,796)	-	(1,110)	-	-	(10,906)
Foreign currency translation impact	9,102	431	5,139	-	-	14,672
Balance as at September 30, 2023	$(151,556)	$(56,480)	$(84,019)	$-	$(20,211)	$(312,266)

Carrying amounts
Balance as at March 31, 2023	$251,150	$6,953	$32,070	$13,253	$-	$303,426
Balance as at September 30, 2023	$248,378	$6,550	$31,893	$12,595	$-	$299,416

14. LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2022	$182	$1,263
Interest accrual	4	43
Interest received or paid	(4)	(43)
Principal repayment	(172)	(597)
Foreign exchange impact	(10)	(83)
Balance, March 31, 2023	$-	$583
Interest accrual		13
Interest received or paid		(13)
Principal repayment		(129)
Foreign exchange impact		2
Balance, September 30, 2023	$-	$456
Less: current portion	-	(273)
Non-current portion	$-	$183

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at September 30, 2023:

Lease Obligation
Within 1 year	$285
Between 2 to 5 years	190
Total undiscounted amount	475
Less future interest	(19)
Total discounted amount	$456
Less: current portion	(273)
Non-current portion	$183

The lease obligation was discounted using an estimated incremental borrowing rate of 5%.

15. ENVIRONMENTAL REHABILITATION OBLIGATION

The following table summarizes the changes of the Company’s discounted environmental rehabilitation obligation.

Total
Balance, April 1, 2022	$8,739
Reclamation expenditures	(740)
Unwinding of discount of environmental rehabilitation	239
Revision of provision	(248)
Foreign exchange impact	(672)
Balance, March 31, 2023	$7,318
Reclamation expenditures	(489)
Unwinding of discount of environmental rehabilitation	101
Foreign exchange impact	(423)
Balance, September 30, 2023	$6,507

16. SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2023 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and six months ended September 30, 2023, a total of $1.4 million and $2.7 million, respectively (three and six months ended September 30, 2022 - $1.1 million and $2.3 million, respectively) in share-

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(c)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD $
Balance, March 31, 2022	995,335	$7.28
Options granted	595,000	3.95
Options cancelled/forfeited	(158,667)	6.29
Balance, March 31, 2023	1,431,668	$6.01
Options cancelled/forfeited	(10,000)	9.45
Balance, September 30, 2023	1,421,668	5.98

The following table summarizes information about stock options outstanding as at September 30, 2023:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price in CAD$	outstanding at September 30, 2023	remaining contractual life (Years)	exercise price in CAD$	exercisable at September 30, 2023	exercise price in CAD$
$3.93	478,000	3.57	$3.93	159,334	$3.93
$4.08	60,000	4.40	$4.08	10,000	$4.08
$5.46	493,668	1.65	$5.46	493,668	$5.46
$9.45	390,000	2.12	$9.45	325,832	$9.45
$3.93 to $9.45	1,421,668	2.54	$5.98	988,834	$6.51

The options were granted to directors, officers, and employees with a life of five years subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

Subsequent to September 30, 2023, a total of 16,667 options with exercise prices from CAD$5.46 - CAD$9.45 were cancelled and/or forfeited.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, March 31, 2022	1,636,165	$6.47
Granted	1,154,000	3.96
Forfeited	(159,792)	5.44
Distributed	(503,703)	6.04
Balance, March 31, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(30,623)	5.18
Distributed	(245,278)	5.51
Balance, September 30, 2023	2,906,769	$5.27

Subsequent to September 30, 2023, a total of 23,689 RSUs were cancelled and/or forfeited.

(e)	Cash dividends

During the three and six months ended September 30, 2023, dividends of $nil and $2.2 million, respectively, (three and six months ended September 30, 2022 - $nil and $2.2 million, respectively) were declared and paid.

(f)	Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (the “2021 NCIB”) which allowed the Company to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022.

On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”, together with the 2021 NCIB, the “NCIB Programs”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023.

On September 19, 2023, the Company announced a normal course issuer bid (the “2023 NCIB”), which allowed the Company to repurchase and cancel up to 8,487,191 of its own common shares until September 18, 2024.

During the three and six months ended September 30, 2023, the Company repurchased a total of 196,554 and 196,554, respectively, (three and six months ended September 30, 2022 – 503,247 and 838,237, respectively) common shares at a cost of $0.6 million and $0.6 million, respectively (three and six months ended September 30, 2022 – $1.2 million and $2.1 million, respectively), under the NCIB Programs. All shares bought were subsequently cancelled.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2023	March 31, 2023
Change in fair value on equity investments designated as FVTOCI	$24,462	$24,355
Share of other comprehensive loss in associate	1,416	1,380
Currency translation adjustment	37,436	17,508
Balance, end of the period	$63,314	$43,243

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

18. NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	11,584	(121)	(157)	78	(10,892)	492
Share of other comprehensive loss	(6,037)	(351)	(118)	(46)	-	(6,552)
Distributions	(9,934)	(946)	-	-	-	(10,880)
Balance, March 31, 2023	$85,282	$3,510	$2,640	$(149)	$(505)	$90,778
Share of net income (loss)	7,432	383	(99)	14	(14)	7,716
Share of other comprehensive loss	(4,147)	(164)	(112)	(37)	-	(4,460)
Distributions	(6,615)	(633)	-	-	-	(7,248)
Balance, September 30, 2023	$81,952	$3,096	$2,429	$(172)	$(519)	$86,786

As at September 30, 2023, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2023 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

19. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

	September 30, 2023	March 31, 2023
NUAG (a)	$214	$51
TIN (b)	19	37
	$260	$88

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2023, the Company recovered $0.2 million and $0.5 million, respectively (three and six months ended September 30, 2022 - $0.2 million and $0.3 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2023, the Company recovered $0.05 million and $0.13 million, respectively (three and six months ended September 30, 2022 - $0.04 million and $0.1 million, respectively,), from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

20. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at September 30, 2023 and March 31, 2023 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$119,098	$-	$-	$119,098
Short-term investments - money market instruments	67,221	-	-	67,221
Investments in public companies	33,387	-	-	33,387
Investments in private companies	-	-	3,226	3,226

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$145,692	$-	$-	$145,692
Short-term investments - money market instruments	53,829	-	-	53,829
Investments in public companies	12,314	-	-	12,314
Investments in private companies	-	-	3,226	3,226

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at September 30, 2023 and March 31, 2023, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and six months ended September 30, 2023 and 2022.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	September 30, 2023
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$44,877	$-	$44,877
Lease obligation	273	183	456
Deposits received	3,851	-	3,851
Total Contractual Obligation	$49,001	$183	$49,184

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at September 30, 2023 is summarized as follows:

	Cash and cash equivelents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets explosure	Effect of +/- 10% change in currency
US dollar	$67,790	$2,772	$2,530	$(330)	$72,762	$7,276
Australian dollar	240	-	25,536	-	25,776	2,578
	$68,030	$2,772	$28,066	$(330)	$98,538	$9,854

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2023 (at March 31, 2023 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $3.3 million and $0.1 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2023 and
for the three and six months ended September 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

21. SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes adjustments for changes in working capital items and significant non-cash items:

	Three Months Ended September 30,		Six Months Ended September 30,
Changes in non-cash operating working capital:	2023	2022	2023	2022
Trade and other receivables	$(52)	$1,170	$60	$1,372
Inventories	(1,056)	186	(36)	174
Prepaids and deposits	(362)	(199)	(1,138)	(1,096)
Accounts payable and accrued liabilities	6,511	(10,983)	9,432	248
Deposits received	(1,599)	3,022	64	1,453
Due from a related party	(199)	7	(173)	(11)
	$3,243	$(6,797)	$8,209	$2,140

The following table summarizes other adjustments for non-cash items related to capital expenditures and acquisition transactions:

	Three Months Ended September 30,		Six Months Ended September 30,
Non-cash capital transactions:	2023	2022	2023	2022
Environmental rehablitation expenditure paid from reclamation deposit	$(163)	$126	$(157)	$150
Additions of plant and equipment included in accounts payable and accrued liabilities	(870)	566	(645)	1,094
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$499	$5,284	$1,091	$2,312

Cash and cash equivalents consist of:

	September 30, 2023	March 31, 2023
Cash on hand and at bank	$72,818	$50,871
Bank term deposits and short-term money market investments	46,280	94,821
Total cash and cash equivalents	$119,098	$145,692